Exhibit 99.1

Attunity Reports Second Quarter 2018; 86% License Growth
- - -
Increases Outlook for Full Year 2018
- - -
Burlington, MA – July 25, 2018 – Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and Big Data management software solutions, today reported its unaudited financial results for the three-month period ended June 30, 2018.

“We are pleased to report record results for the second quarter of 2018. We continued to accelerate our business, and achieved license revenue growth of 86% year-over-year and total revenue growth of 47% year-over-year for the quarter. The momentum has been building over the past several quarters, driven by the shift in the analytics market to the next level of data lake adoption, the fast growth of the Cloud as an enterprise data platform, and our strong execution. With the combination of our innovative solutions and strategic partnerships with key industry leaders, we are strongly positioned to capitalize on this growing market opportunity,” stated Shimon Alon, Chairman and CEO of Attunity.

“The introduction of our recurring revenue pricing model has quickly resulted in strong customer adoption, with the majority of Replicate direct license deals in the quarter being term-based. We anticipate this trend to continue in the second half of 2018 and beyond. As a result of our strong first half of 2018 and the momentum we see for the full year, we determined to raise our guidance,” concluded Mr. Alon.

Recent Operational Highlights
•	Approximately 60% of the number of Replicate direct license deals in the second quarter were term-based, which represents approximately 70% of Replicate direct license revenue
•	Closed two large term-based deals, one for a total of $2.8 million and one for a total of $2.3 million
•	Closed first large GDPR solution sale for a total of $0.9 million
•	Introduced new Gold Client solution to enable GDPR compliance for SAP® environments
•	Conducted a strategic customer advisory board with representatives from 20 large companies
•	Hired a new EVP of North America Sales Operations, who previously served as a sales executive of Oracle’s data integration business, including GoldenGate

Financial Highlights for the Second Quarter of 2018 compared with the Second Quarter of 2017
●	Total revenue was $19.8 million, compared with $13.5 million*
●	Operating profit was $0.9 million, compared with an operating loss of $2.5 million*
●	Non-GAAP operating profit was $2.1 million, compared with an operating loss of $1.4 million**
●	Net income was $0.3 million, compared with a net loss of $3.2 million*
●	Non-GAAP net income was $1.7 million, compared with a non-GAAP net loss of $2.0 million**
●	Generated cash flow from operations of $4.0 million, compared with cash used in operations of $1.7 million

Financial Results for Second Quarter of 2018
 Total revenue for the second quarter of 2018 increased 47% to $19.8 million, compared with $13.5 million for the same period in 2017. This includes license revenue of $11.5 million, which grew 86% compared with $6.2 million for the same period in 2017, and maintenance and service revenue, which grew 14% to $8.3 million, compared with $7.3 million for the same period in 2017.*

Operating expenses for the second quarter of 2018 increased 18% to $18.9 million, compared with $16.0 million for the same period in 2017.*

Non-GAAP operating expenses for the second quarter of 2018 increased 19% to $17.7 million, compared with $14.9 million for the same period in 2017. Non-GAAP operating expenses exclude approximately $1.2 million in equity-based compensation expenses and amortization associated with acquisitions, similar to the same period in 2017.**

Operating profit for the second quarter of 2018 was $0.9 million, compared with an operating loss of $2.5 million for the same period in 2017.*

Non-GAAP operating profit was $2.1 million for the second quarter of 2018, compared with an operating loss of $1.4 million for the same period in 2017. Non-GAAP operating profit excludes approximately $1.2 million in equity-based compensation expenses and amortization associated with acquisitions, similar to the same period in 2017.**

Net income for the second quarter of 2018 was $0.3 million, or $0.01 per diluted share, compared with a net loss of $3.2 million, or ($0.19) per diluted share, in the same period in 2017.*

Non-GAAP net income for the second quarter of 2018 was $1.7 million, or $0.08 per diluted share, compared with a non-GAAP net loss of $2.0 million, or ($0.12) per diluted share, for the same period in 2017. Non-GAAP net income excludes approximately $1.4 million primarily in equity-based compensation expenses and amortization associated with acquisitions, compared with approximately $1.2 million of similar expenses for the same period in 2017.**

Cash flow from operations was $4.0 million, compared with cash used in operations of $1.7 million in the same period in 2017.

Cash and cash equivalents and short-term deposits were $33.1 million as of June 30, 2018, compared with $28.8 million as of March 31, 2018.

Updated Outlook for Full Year 2018

The Company increased its outlook for the full year 2018 as follows:
•	Total revenue is estimated to grow to between $78 and $81 million, compared with prior (updated) guidance of $75 to $78 million.
•	Non-GAAP operating margin is estimated to be between 7% and 10%, compared with prior (updated) guidance of 6% to 10%.

Financial Reconciliation to non-GAAP figures for the updated 2018 outlook:

	From	To
GAAP Operating Profit (Loss) Margin	0%	4%
Equity-based compensation	(6)%	(5)%
Amortization associated with acquisitions	(1)%	(1)%
Non-GAAP Operating Profit Margin (1)	7%	10%

(1) Non-GAAP Operating Profit Margin is calculated by dividing the non-GAAP Operating Profit by the total non-GAAP revenues for the period.

These estimates for 2018 reflect the Company's current and preliminary views, which are subject to change (see below under "Safe Harbor Statement") and are based on various assumptions, including the continued expanded adoption of the Cloud as a leading data platform, the continued adoption of modern analytics and the improved execution capabilities of our expanded sales team.

The Company clarified that it does not expect to provide or update guidance more often than on an annual basis.

** See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information
The Company will host a conference call with the investment community on Wednesday, July 25th at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO, Dror Harel-Elkayam, CFO, and Itamar Ankorion, CMO of Attunity. The dial-in numbers for the conference call are +1-877-407-9039 (U.S. Toll Free), +1 809 406 247 (Israel), or +1-201-689-8470 (International). All dial-in participants must use the following code to access the call: 13681053.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Attunity's website, ir.attunity.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through August 8, 2018, at +1-844-512-2921 (U.S. Toll Free) or +1-412-317-6671 (International). Participants must use the following code to access the replay of the call: 13681053. The online archive of the webcast will be available on ir.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

(*) New Revenue Accounting Standard
Effective January 1, 2018, Attunity adopted the FASB-issued ASU, No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or ASC 606, a new accounting standard related to revenue recognition. Attunity adopted ASC 606 using the modified retrospective method, which means that the comparative financial information for the three and six month periods ended June 30, 2017 has not been restated in the current financial statements under the new accounting standard. Accordingly, the percentage changes from the 2017 to 2018 periods differ from what they would have been had the same accounting standards been in effect for both periods. In the interest of comparability during the transition year to ASC 606, the company has provided revenue, operating expenses, operating income (loss), financial income, taxes on income, net income (loss) and earnings per share information in accordance with both ASC 606 and revenue recognition rules in effect prior to the adoption of ASC 606 (ASC No. 985-605, or ASC 605). For further details, see the Impact of the Adoption of ASC 606 table later in this press release and the note thereto.

(**) Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating expenses, operating profit (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude amortization associated with acquisitions, equity-based compensation expenses, non-cash financial expenses, such as the effect of a revaluation of liabilities presented at fair value, and the effect of changes in deferred taxes related to non-GAAP adjustments. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our ability to capitalize on the growing market opportunity, the continued trend of demand for our recurring revenue pricing model and our updated outlook for 2018, we are using forward-looking statements. In addition, announced results for the second quarter of 2018 are preliminary, unaudited and subject to year-end audit adjustment. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve or sustain profitability; our business and operating results dependency on the successful and timely implementation of our third party partner solutions; the lengthy sales cycle of our products; competition; acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges; global economic conditions; the potential loss of one or more of our significant customers or a decline in demand from one or more of these customers; timely availability and customer acceptance of Attunity's new and existing products; risks relating to proprietary rights and risks of infringement; loss of the services of our key personnel; international operations; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

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© Attunity 2018. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:

Investor Contact:
Todd Fromer / Allison Soss
KCSA Strategic Communications
Tel. +1-212-896-1267
Attunity@kcsa.com

Company Contact:
Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
Dror.elkayam@attunity.com

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2018	2017

	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,999	$29,087
Short term deposits	18,111	-
Trade receivables (net of allowance for doubtful accounts of $65 and $15 at June 30, 2018 and December 31, 2017)	13,119	10,609
Deferred commissions costs	1,066	-
Other accounts receivable and prepaid expenses	1,577	1,074
Total current assets	48,872	40,770

LONG-TERM ASSETS:
Other assets	250	152
Deferred commissions costs	4,675	-
Deferred taxes	5	1,209
Severance pay fund	4,438	4,378
Property and equipment, net	1,409	1,287
Intangible assets, net	960	1,431
Goodwill	30,929	30,929
Total long-term assets	42,666	39,386

Total assets	$91,538	$80,156

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2018	2017

	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	$1,024	$666
Deferred revenues	13,984	11,066
Employees and payroll accruals	5,080	5,730
Accrued expenses and other current liabilities	1,851	3,066
Total current liabilities	21,939	20,528

LONG-TERM LIABILITIES:
Other liabilities	418	321
Deferred revenues	2,647	2,163
Accrued severance pay	5,996	5,941
Total long-term liabilities	9,061	8,425

SHAREHOLDERS' EQUITY:
Share capital – Ordinary shares of NIS 0.4 par value - Authorized: 32,500,000 shares at June 30, 2018 and December 31, 2017 ; Issued and outstanding: 21,090,695 shares at June 30, 2018 and 20,718,468 shares at December 31, 2017	2,403	2,361
Additional paid-in capital	177,087	174,693
Accumulated other comprehensive loss	(1,411)	(1,222)
Accumulated deficit	(117,541)	(124,629)

Total shareholders' equity	60,538	51,203
Total liabilities and shareholders' equity	$91,538	$80,156

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and shares in thousands, except per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited		Unaudited
Revenues:
Software licenses	$11,489	6,194	$21,623	13,164
Maintenance and services	8,328	7,314	16,424	14,180
Total revenues	19,817	13,508	38,047	27,344
Operating expenses:
Cost of revenues	2,728	2,446	5,406	4,525
Research and development	4,102	3,507	7,931	6,799
Selling and marketing	10,697	8,754	20,075	16,655
General and administrative	1,371	1,317	2,964	2,501
Total operating expenses	18,898	16,024	36,376	30,480

Operating profit (loss)	919	(2,516)	1,671	(3,136)

Financial income (expenses), net	38	62	88	(58)

Income (loss) before taxes on income	957	(2,454)	1,759	(3,194)

Taxes on income	(700)	(739)	(1,298)	(1,472)

Net profit (loss)	$257	$(3,193)	$461	$(4,666)

Basic and diluted net profit (loss) per share	$0.01	$(0.19)	$0.02	$(0.28)
Weighted average number of shares used in computing basic net income (loss) per share	20,982	17,023	20,859	16,951
Weighted average number of shares used in computing diluted net income (loss) per share	21,412	17,023	21,104	16,951

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited
Operating activities:
Net profit (loss)	$461	$(4,666)
Adjustments required to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation	266	239
Stock based compensation	1,990	1,650
Amortization of intangible assets	471	673
Accrued interest on short term deposits	(111)	-
Change in:
Accrued severance pay, net	(5)	318
Trade receivables	(274)	1,207
Other accounts receivable and prepaid expenses	(542)	(527)
Other long-term assets	(25)	(1)
Trade payables	350	434
Deferred revenues	4,107	2,166
Employees and payroll accruals	(658)	(315)
Accrued expenses and other current liabilities	(1,273)	(181)
Liabilities presented at fair value	-	(219)
Change in deferred taxes, net	439	406
Deferred Commissions costs	(1,253)	-
Net cash provided by operating activities	3,943	1,184

Investing activities:
Deposits	(18,000)	-
Purchase of property and equipment	(390)	(320)
Net cash used in investing activities	(18,390)	(320)

Financing activities:
Proceeds from exercise of options	446	213
Payment of contingent consideration	-	(271)
Net cash provided by (used in) financing activities	446	(58)
Foreign currency translation adjustments on cash and cash equivalents	(87)	22

Increase (decrease) in cash and cash equivalents	(14,088)	828
Cash and cash equivalents at the beginning of the year	29,087	9,166

Cash and cash equivalents at the end of the period	$14,999	$9,994

Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	$2,074	$1,204
Supplemental disclosure of non-cash financing activities:
Receivables on account of shares	$311	$-

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL, NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited		Unaudited

GAAP and Non-GAAP revenues	$19,817	$13,508	$38,047	$27,344
GAAP operating expenses	18,898	16,024	36,376	30,480
Cost of revenues (1)	(48)	(41)	(102)	(64)
Research and development (1)	(132)	(164)	(335)	(365)
Sales and marketing (1)	(548)	(403)	(1,097)	(782)
General and administrative (1)	(222)	(214)	(456)	(439)
Amortization of acquired intangible assets	(236)	(336)	(471)	(673)
Non-GAAP operating expenses	17,712	14,866	33,915	28,157

GAAP operating income (loss)	919	(2,516)	1,671	(3,136)
Operating adjustments	(1,186)	(1,158)	(2,461)	(2,323)
Non-GAAP operating income (loss)	2,105	(1,358)	4,132	(813)

GAAP financial income (expenses), net	38	62	88	(58)
Revaluation of liabilities presented at fair value	-	(155)	-	(212)
Non -GAAP financial income (expenses), net	38	(93)	88	(270)

Taxes on income	(700)	(739)	(1,298)	(1,472)
Tax benefits related to non-GAAP adjustments	246	215	246	183
Non-GAAP taxes on income	(454)	(524)	(1,052)	(1,289)

GAAP net income (loss)	257	(3,193)	461	(4,666)
Amortization of acquired intangible assets	236	336	471	673
Stock-based compensation	950	822	1,990	1,650
Revaluation of liabilities presented at fair value	-	(155)	-	(212)
Tax benefits related to non-GAAP adjustments	246	215	246	183
Non-GAAP net income (loss)	$1,689	$(1,975)	$3,168	$(2,372)

GAAP basic and diluted net income (loss) per share	$0.01	$(0.19)	$0.02	$(0.28)
Non-GAAP basic and diluted net income (loss) per share	$0.08	$(0.12)	$0.15	$(0.14)

(1) Stock-based compensation expenses:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Cost of revenues	$48	$41	$102	$64
Research and development	132	164	335	365
Sales and marketing	548	403	1,097	782
General and administrative	222	214	456	439
	$950	$822	$1,990	$1,650

ATTUNITY LTD. AND ITS SUBSIDIARIES

IMPACT OF THE ADOPTION OF ASC 606
U.S. dollars in thousands, except per share data

	Three months ended June 30, 2018 (Unaudited)			Six months ended June 30, 2018 (Unaudited)
	As reported (ASC 606)	Adjustments	ASC 605 (excluding impact of ASC 606) *	As reported (ASC 606)	Adjustments	ASC 605 (excluding impact of ASC 606) *
Revenues	$19,817	$(5,346)	$14,471	$38,047	$(6,784)	$31,263
Operating expenses	18,898	294	19,192	36,376	1,254	37,630
Operating income (loss)	919	(5,640)	(4,721)	1,671	(8,038)	(6,367)
Financial income	38	-	38	88	-	88
Taxes on income	(700)	51	(649)	(1,298)	200	(1,098)
Net income (loss)	$257	$(5,589)	$(5,332)	$461	$(7,838)	$(7,377)

Basic and diluted net income (loss) per share	$0.01	$(0.26)	$(0.25)	$0.02	$(0.37)	$(0.35)

(*) Effective January 1, 2018, the Company adopted the Financial Accounting Standard Board-issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or ASC 606, a new accounting standard related to revenue recognition, using the modified retrospective method. In order to provide comparable figures during 2018, the transition year to ASC 606, the Company has provided the above summary of adjustments in financial information for the three and the six months ended June 30, 2018 in accordance with both ASC 606 and previous accounting literature, ASC No. 985-605, or ASC 605. The table above also shows the adjustments made to reconcile the ASC 606 presentation to ASC 605. The ASC 605 information should be considered in addition to, not as a substitute for, nor superior to or in isolation from, the financial information prepared and reported in accordance with ASC 606.